

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 West Randolph Street
Suite 200
Chicago, IL 60607

> **Re: Mag Mile Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2025**
> **File No. 333-284791**

Dear Rushi Shah:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology